SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                                XeTel Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   983942-10-3
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                                 (CUSIP Number)

                          Kenji Hyoi, 149 Kifer Court,
                              Sunnyvale, CA 94086
                                  (408)222-3806
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                            August 3 through 11, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 3 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983942-10-3                SCHEDULE 13D              Page 2 of 3 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ROHM U.S.A., Inc. (77-0245080)
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      N.A.                                                              (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N.A.
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      N.A.
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A
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                  7     SOLE VOTING POWER

                        2,711,261 (28.4%)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,711,261 (28.4%)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,711,261 (28.4%)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,711,261 (28.4%)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,711,261 (28.4%)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.4%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     Exhibit

Item 1:        Security and Issuer
               Common stock of XeTel Corporation at 2105 Gracy Farms, Austin, TX 78758

Item 2:        Identity and Background
               Name: ROHM U.S.A., Inc.
               Address of principal office: 149 Kifer Court, Sunnyvale, CA 94086 Principal business: Holding company
               Civil & Criminal proceedings: N. A.

Item 3:        Source and Amount of funds
               Form 13D is filed to state the decrease of shareholding by disposal of 783,650 shares. Hense, this item is described as N.A.

Item 4:        Purpose of Transaction
               This item is N.A. due to the above reason stated in item 3.

Item 5:        Interest in Securities of the Issuer
               1) Issuer's outstanding commonstock: 9,533,388 shares (As of May
                  26, 2000)
               2) No. of ROHM's shareholding before disposal: 3,494,911 shares
               3) No. of disposal shares under the rule 144: 783,650 shares
               4) No. of ROHM's current shareholding: 2,711,261 shares
               * Sole voting power/dispositive power as well as shared are the same as above.

Item 6:        Contracts, Arrangements, and etc.
               N.A.

Item 7:        Materials to be filled as Exhibits
               N.A.